HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 30, 2020

HIVE Blockchain Reports Record Quarterly Revenue and Cash Flow, with Operating Income of

$9 Million, in Second Quarter F2021

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) announces its results for the second quarter ended September 30, 2020 (all amounts in US dollars, unless otherwise indicated).

Revenue from digital currency mining was $13.0 million, an 8% increase from the same quarter last year. Record cash flow of $10.6 million, up significantly from a loss of $4.6 a year earlier. Gross mining margin expanded to $9.2 million, from a loss of more than $560,000 last year. Net income per share grew to $0.03 from a loss of $0.04 during the period ended September 30.

“I’m thrilled to see how well HIVE has done since we settled all disputes with Genesis Mining in June 2019,” comments Frank Holmes, Interim Executive Chairman of HIVE. “We’ve been able to drive down costs, which has led to the highest cash flow in any one quarter since HIVE went public three years ago. This, coupled with higher Ethereum and crypto prices, means that the Company is doing better now than ever before.

“2020 has been marked by healthy expansion in mining capacity, the most recent example being HIVE’s potential acquisition of a data center campus in Grand Falls, New Brunswick, that would give the company access to an additional 50 megawatts (MW) of low-cost green energy. Additionally, we recently locked in 50% of our energy costs for calendar 2021 at 1.6 cents per kilowatt hour in Sweden. This data point is one of the lowest in the blockchain mining ecosystem as well as in green energy.

“As we explained back in September of this year, the Company produced a record number of Ethereum coins through the continued strong usage of the blockchain network, notably decentralized finance (“DeFi”) applications. In the quarter ended September 30, HIVE mined over 32,800 Ethereum and 88,300 Ethereum Classic coins. This represents a significant increase from the 25,000 Ethereum mined in the previous quarter, and a more than 50% increase compared to the same period last year.”

“HIVE is the only public crypto mining company producing Ethereum on an industrial scale, sourcing green energy from facilities in Sweden and Iceland. With the explosion in DeFi, which has increased the demand for Ethereum, and now the debut of Ethereum 2.0, which will shrink the supply of Ethereum, we are in a very attractive position,” continues Mr. Holmes.

Q2 F2021 Highlights

  Generated income from digital currency mining of $13.0 million, an increase of 8.2% year- over-year
  Generated gross mining margin1 of $9.2 million, or 71% of income from digital currencies
  Mining output of newly minted digital currencies:
    32,800 Ethereum
    88,300 Ethereum Classic
    89 Bitcoin
  Generated Adjusted EBITDA1 of $10.6 million, a significant increase from a loss of $4.6 million a year earlier
  Generated net income of $9.2 million for the period, or $0.03 per share, compared to a loss of $11.5 million, or $0.04 per share, last year
  Net cash less loans payables of $1.7 million plus digital currencies assets of $10.7 million, as at September 30, 2020
  Working capital was $20.9 million as at September 30, 2020

Q2 F2021 Financial Review

For the three months ended September 30, 2020, income from digital currency mining was $13.0 million, an increase of 8.2% from the prior comparative quarter. The increase was primarily due to an increased number of Ethereum coins mined during the current quarter and a realization of higher average Ethereum prices than the prior comparative quarter.

Gross mining margin1 during the quarter was $9.2 million, or 71% of income from digital currency mining, compared to a loss of $563,839, or 5% of income from digital currency mining, in the same period in the prior year.

Net income during the quarter ended September 30 was $9.2 million, or $0.03 per share, compared to a loss of $11.5 million, or $0.04 per share, in the prior year period. The increase was primarily due to a significant reduction of operational costs experienced since the Company has shifted from the former service provider over the past year.

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
Income from digital currency mining	$12,989,592	$12,007,978	$19,569,874	$21,131,608
Operating and maintenance costs of digital currency mining	(3,780,716)	(12,571,817)	(7,767,987)	(18,126,792)
Gross Mining Margin[1]	9,208,876	(563,839)	11,801,887	3,004,816
Gross Mining Margin %[1]	71%	-5%	60%	14%

Depreciation	(1,796,774)	(1,252,072)	(3,426,643)	(2,505,029)
Gross gain (loss)	7,412,102	(1,815,911)	8,375,244	499,787

Revaluation of digital currencies[2]	993,902	(4,806,346)	2,319,766	(1,912,515)
Gain (loss) on sale of digital currencies	1,729,821	(589,404)	2,477,287	153,721
Hosting revenues	191,800	-	191,800	-

General and administrative expenses	(183,660)	(1,366,341)	(1,128,220)	(2,665,456)
Foreign exchange	(302,943)	(2,052,200)	(85,418)	(3,162,619)
Share-based compensation	(514,438)	(15,019)	(910,427)	(308,899)

Realized (loss) gain on investments	-	(828,044)	-	1,531,464
Finance expense	(115,611)	(53,557)	(230,365)	(107,522)
Net income (loss) from continuing operations	$9,210,973	$(11,526,822)	$11,009,667	$(5,972,039)

EBITDA[1]	$11,123,358	$(9,393,149)	$14,666,675	$(4,890,952)
Adjusted EBITDA[1]	$10,643,894	$(4,571,784)	$13,257,336	$(2,669,538)

Diluted income (loss) per share	$0.03	$(0.04)	$0.03	$(0.02)

Net cash inflows from operating activities	$5,442,119	$294,969	$5,915,421	$1,188,093
Net cash inflows (outflows) from investing activities	$(412,372)	$-	$(4,095,324)	$-
Net cash inflows (outflows) from financing activities	$(288,374)	$83,168	$(554,483)	$306,712

As at	September 30, 2020	March 31, 2020
Total assets	$46,686,214	$29,104,363
Total non-current liabilities	$1,540,462	$775,480

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company’s MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company’s Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) thereon for the three and six months ended September 30, 2020 will be accessible on SEDAR at www.sedar.com under HIVE’s profile, and on the Company’s website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Tuesday, December 1, 2020 at 10:00 am Eastern Time to discuss the Company’s financial results. Presenting on the webcast will be Frank Holmes, Interim Executive Chairman, Tobias Ebel, HIVE Director and Darcy Daubaras, Chief Financial Officer. IMPORTANT - Click here to register for the webcast. The direct link is https://us02web.zoom.us/webinar/register/5016067617624/WN_D7CDFKAtRh6M1b3XxpILIA.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward- looking information” in this news release includes information about the Company’s continued upgrade and expansion efforts; the potential for the Company’s long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information, and potentially lead to material adverse effects on the Company’s operations and results include, but are not limited to, further improvements to the Company’s profitability and efficiency may not be realized as currently anticipated, or at all; favourable factors (such as reduction in energy costs and increasing Ethereum prices and DeFi applications) may not continue; the effects of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

This news release also contains “financial outlook” in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2020, which assumptions are based upon management’s best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company’s ability to realize operational efficiencies going forward into profitability; profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company’s MD&A.